JAMES D. EVANS	November 20, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Krebs, Special Counsel Jeff Kauten, Staff Attorney
Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	Bill.com Holdings, Inc. Registration Statement on Form S-1 File No. 333-234740

Ladies and Gentlemen:

On behalf of Bill.com Holdings, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on September 6, 2019 (in the form initially filed with the Commission on November 15, 2019, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s equity awards pricing and fair value determinations. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 1

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The Preliminary Price Range and all of the share and per share numbers in this supplemental letter reflect a 2-to-1 reverse stock split that the Company intends to effect in connection with the Offering, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

The Preliminary Price Range has been determined based, in part, upon current market conditions and the formal input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on November 14, 2019 among the Company’s Board of Directors (the “Board”) and senior management of the Company. Prior to November 14, 2019, the senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the Offering. Additionally, on November 20, 2019, the senior management of the Company held preliminary and informal discussions with the lead underwriters regarding a potential price range for the Offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful Offering in [***] with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2019.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.

We supplementally advise the Staff that, as described on pages 91 through 92 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at the valuation date, including combinations of income and market approaches with input from management. The income approach used by the Company estimates the fair value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 2

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

estimated cash flows. The market approach used by the Company estimates fair value based on a comparison of the Company to comparable public companies in a similar line of business. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to the Company’s forecasted revenue. The Company’s peer group of companies was selected based on operational and economic similarities to the Company and factors considered included, but were not limited to, industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. From time to time, the Company has updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant companies, and determining relevant multiples to apply to the Company’s revenue.

Once an enterprise value was determined, the Company used one or a hybrid of the following methods to allocate such value to each of its classes of stock: (1) the option pricing method (“OPM”) or (2) a probability weighted expected return method (“PWERM”). The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the common stock derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for marketability is determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

Under PWERM, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, the rights and preferences for each stockholder class are considered to allocate the enterprise value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The estimated per share value of the common stock derived from the PWERM may then be discounted by a non-marketability factor to account for a lack of access to an active public market.

In determining the fair value of the Common Stock, the Company also considered any private or secondary transactions involving the Company’s capital stock as well as tender offers. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 3

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

A summary of the Company’s stock option grants and the associated valuations for the period starting January 1, 2019 through the date of this letter are below, on a post-split basis:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of common stock	Valuation report date
February 13, 2019	2,787,778	$8.76	$8.76	December 31, 2018
May 15, 2019	1,277,918	$11.20	$11.20	March 31, 2019
July 22, 2019	965,993	$13.40	$13.40	June 30, 2019
August 6, 2019	575,747	$13.40	$13.40	June 30, 2019
October 22, 2019	652,750	$15.62	$15.62	September 6, 2019
November 13, 2019	309,500	$17.64	$17.64	October 25, 2019

No single event caused the valuation of the Common Stock to fluctuate, but instead the valuation has steadily risen over time as the Company has grown. For example, total revenue grew from $64.9 million for the fiscal year ended June 30, 2018 to $108.4 million for the fiscal year ended June 30, 2019, representing period-over-period total revenue growth of 67%, and total revenue grew from $22.4 million for the three months ended September 30, 2018 to $35.2 million for the three months ended September 30, 2019, representing period-over-period total revenue growth of 57%. The Company expects to continue to grow its business in future periods.

The assessments of the estimated fair value of the Company’s common stock were made by the board of directors, with assistance from management, for grants between the dates of the valuations and were based, in part, by taking into account several factors, including the following:

•	contemporaneous valuations of the Company’s common stock performed by independent third-party appraisers;

•	the Company’s actual operating results and financial performance;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and,

•	the lack of marketability of the Company’s common stock and the results of independent third-party valuations.

The dates of the valuations were not contemporaneous with the grant dates of the Company’s equity awards. Therefore, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation for the purposes of determining the estimated fair value of its common stock for financial reporting purposes. For grants made between the

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 4

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

dates of the valuations, when the board of directors determined that there had not been any significant changes in the equity value of the Company, it used the fair value of the common stock as of the date of the most current valuation report, taking into consideration the factors noted above.

Summary of Method Used by Valuation Date

The Company used the PWERM valuation and allocation methods for each of its valuation reports on or after December 31, 2018, as the Company had anticipated commencement of an IPO process which led to the engagement of investment bankers on June 26, 2019 and an organizational meeting, which is typically considered the kick-off point for an IPO filing, held on July 24, 2019. The PWERM resulted in an indication of value on a marketable basis (i.e., as if the common stock of the Company was of similar marketability as publicly traded securities).

After the aggregate enterprise value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) was applied to the estimated fair value of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable, and the common stock of a private company is not. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, sale/transfer restrictions associated with the common stock, the relative lack of voting power associated with the common stock in comparison to the preferred stock, and the inability to influence decisions regarding the Company, the Company’s dividend policy, and the significant holding period associated with the common stock, among other factors.

Summary of Valuations

December 31, 2018 Valuation

As of December 31, 2018, the board of directors determined the estimated fair value of the common stock to be $8.76 per share based primarily on the valuation report that was obtained as of that date.

The Company utilized a PWERM which incorporated aspects of the income approach and the market approach. The overall model incorporated two outcomes (IPO and remain private scenarios). The equity value in the IPO scenario was estimated based on indications of recently priced technology related IPOs. The IPO scenario estimated a 25% probability of an IPO occurring in June 2020 and an equity value of $1.1 billion. The Company applied a DLOM of 20% and the probability-weighted value of the common stock was determined to be $3.36 per share.

In the remain private scenario, the equity value was derived from an OPM back-solve performed on the Series H redeemable convertible preferred stock financing that had closings in December 2018, January 2019 and February 2019, whereby the Company issued a total of 5.3 million shares at $16.6154 per share. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 75% probability of remaining private for a weighted-average period of 2.5 years and an equity value of $718 million. The Company applied a DLOM of 25% to arrive at a probability-weighted value of $5.40 per share.

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 5

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

The resulting fair value (sum of IPO scenario and remain private scenario) was $8.76 per share of common stock on a non-marketable, minority basis.

Stock Options Granted on February 13, 2019

The board of directors granted options to purchase 2,787,778 shares of the Company’s common stock on February 13, 2019 each having an exercise price of $8.76 per share, which the board of directors determined to be the fair value of common stock on the grant date. The board of directors used the valuation report as of December 31, 2018 to determine the fair value of common stock given its proximity to the option grant date.

Between December 2018 and February 2019 there were no significant corporate events, developments or additional equity issuances that had an impact on the value of the Company’s common stock. The December 2018 valuation considered the initial closing of the Series H redeemable convertible preferred stock financing that occurred in December 2018 whereby the Company issued 4.2 million shares for net proceeds of $67.1 million and also considered the 1.1 million shares of Series H redeemable convertible preferred stock that were issued during January and February 2019 for net proceeds of $18.0 million. The increase in the fair value of the Company’s common stock between the valuation dates in December 2018 and March 2019 was mainly attributable to the change in valuation assumptions such as the introduction of an M&A scenario and a change in probabilities between the different scenarios. In the judgment of management, there were no internal or external developments that would indicate that the fair value of the common stock would have increased significantly from December 31, 2018 for the grants on February 13, 2019. Therefore, management determined the estimated fair value of the common stock to be used for stock-based compensation expense purposes for the options granted on February 13, 2019 to be $8.76 per share.

March 31, 2019 Valuation

As of March 31, 2019, the board of directors determined the estimated fair value of the common stock to be $11.20 per share based primarily on the valuation report that was obtained as of that date.

The Company utilized a PWERM which incorporated aspects of the income approach and the market approach. The overall model incorporated three outcomes (IPO, M&A, and remain private scenarios). The equity value in the IPO scenario was estimated based on indications of recently priced technology related IPOs. The IPO scenario estimated a 35% probability of an IPO occurring in June 2020 and an equity value of $1.2 billion. The Company applied a DLOM of 17% to arrive at a probability-weighted value of $5.18 per share.

The equity value in the M&A scenario was estimated based on guideline company indications and discussions with management. The M&A scenario estimated a 10% probability of an M&A event occurring in June 2020 and an equity value of $1.2 billion. The Company applied a DLOM of 17% to arrive at a probability-weighted value of $1.52 per share.

In the remain private scenario, the OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 6

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 55% probability of remaining private for a weighted-average period of 2.5 years and an equity value of $784 million. The Company applied a DLOM of 23% and the probability-weighted value of the common stock was determined to be $4.50 per share.

The resulting fair value (sum of IPO scenario, M&A scenario and remain private scenario) was $11.20 per share of common stock on a non-marketable, minority basis.

Stock Options Granted on May 15, 2019

The board of directors granted options to purchase 1,277,918 shares of the Company’s common stock on May 15, 2019 each having an exercise price of $11.20 per share, which the board of directors determined to be the fair value of common stock on the grant date. The board of directors used the valuation report as of March 31, 2019 to determine the fair value of common stock given its proximity to the option grant date.

During the period from March 31, 2019 to May 15, 2019 there were no significant corporate events, developments or additional equity issuances that occurred. The increase in the fair value of the Company’s common stock between the valuation dates in March and June 2019 was mainly attributable to the change in valuation assumptions; the reduction in the expected term due to the passage of time and the change in the probability of the IPO and M&A scenarios contributed to the increase in the fair value. In the judgment of management, there were no internal or external developments that would indicate that the fair value of the common stock would have increased significantly from March 31, 2019 for the grants on May 15, 2019. Therefore, management determined the estimated fair value of the common stock to be used for stock-based compensation expense purposes for the options granted on May 15, 2019 to be $11.20 per share.

June 30, 2019 Valuation

As of June 30, 2019, the board of directors determined the estimated fair value of the common stock to be $13.40 per share based primarily on the valuation report that was obtained as of that date.

The Company utilized a PWERM which incorporated aspects of the income approach and the market approach. The overall model incorporated three outcomes (IPO, M&A, remain private scenario). The equity value in the IPO scenario was estimated based on indications of recently priced technology related IPOs. The IPO scenario estimated a 45% probability of an IPO occurring in June 2020 and an equity value of $1.3 billion. The Company applied a DLOM of 15% to arrive at a probability-weighted value of $7.14 per share.

The equity value in the M&A scenario was estimated based on guideline company indications and discussions with management. The M&A scenario estimated a 15% probability of an M&A event occurring in June 2020 and an equity value of $1.3 billion. The Company applied a DLOM of 15% to arrive at a probability-weighted value of $2.46 per share.

In the remain private scenario, the OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 7

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 40% probability of remaining private for a weighted-average period of 2.5 years and an equity value of $887 million. The Company applied a DLOM of 22% and the probability-weighted value of the common stock was determined to be $3.80 per share.

The resulting fair value (sum of IPO scenario, M&A scenario and remain private scenario) was $13.40 per share of common stock on a non-marketable, minority basis.

Stock Options Granted on July 22 and August 6, 2019

The board of directors granted options to purchase 965,993 and 575,747 shares of the Company’s common stock on July 22, 2019 and August 6, 2019, respectively, each having an exercise price of $13.40 per share, which the board of directors determined to be the fair value of common stock on each grant date. The board used the valuation report as of June 30, 2019 to determine the fair value of common stock given its proximity to the option grant date.

During the period from June 30, 2019 to August 6, 2019, the organizational meeting for the initial public offering was held. Otherwise, there were no significant corporate events, developments or additional equity issuances that occurred. In the judgment of management, there were no internal or external developments that would indicate that the fair value of the common stock would have increased significantly from June 30, 2019 for the grants in July and August 2019. Therefore, management determined the estimated fair value of the common stock to be used for stock-based compensation expense purposes for the options granted on July 22 and August 6, 2019 to be $13.40 per share.

September 6, 2019 Valuation

As of September 6, 2019, the board of directors determined the estimated fair value of the common stock to be $15.62 per share based primarily on the valuation report that was obtained as of that date.

The Company utilized a PWERM which incorporated aspects of the income approach and the market approach. The overall model incorporated three outcomes (IPO, M&A, remain private scenarios). The equity value in the IPO scenario was estimated based on indications of recently priced technology related IPOs. The IPO scenario estimated a 65% probability of an IPO occurring in March 2020 and an equity value of $1.4 billion. The increase in the probability of the IPO scenario was due to the confidential filing of the Company’s initial Registration Statement with the SEC on September 6, 2019. The Company applied a DLOM of 10% to arrive at a probability-weighted value of $11.62 per share.

The equity value in the M&A scenario was estimated based on guideline company indications and discussions with management. The M&A scenario estimated a 5% probability of an M&A event occurring in June 2020 and an equity value of $1.4 billion. The Company applied a DLOM of 12.5% to arrive at a probability-weighted value of $0.88 per share.

In the remain private scenario, the OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 8

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 30% probability of remaining private for a weighted-average period of 2 years and an equity value of $930 million. The Company applied a DLOM of 19% and the probability-weighted value of the common stock was determined to be $3.12 per share.

The resulting fair value (sum of IPO scenario, M&A scenario and remain private scenario) was $15.62 per share of common stock on a non-marketable, minority basis.

Stock Options Granted on October 22, 2019

The board of directors granted options to purchase 652,750 shares of the Company’s common stock on October 22, 2019 each having an exercise price of $15.62 per share, which the board of directors determined to be the fair value of common stock on the grant date. The board used the valuation report as of September 6, 2019 to determine the fair value of common stock given its proximity to the option grant date.

During the period from September 6, 2019 to October 22, 2019, there were no significant corporate events or developments. In the judgment of management, there were no internal or external developments that would indicate that the fair value of the common stock would have increased significantly from September 6, 2019 for the grants on October 22, 2019. Therefore, management determined the estimated fair value of the common stock to be used for stock-based compensation expense purposes for the options granted on October 22, 2019 to be $15.62 per share.

October 25, 2019 valuation

As of October 25, 2019, the board of directors determined the estimated fair value of the common stock to be $17.64 per share based primarily on the valuation report that was obtained as of that date.

The Company utilized a PWERM which incorporated aspects of the income approach and the market approach. The overall model incorporated three outcomes (IPO, M&A, remain private scenarios). The equity value in the IPO scenario was estimated based on indications of recently priced technology related IPOs. The IPO scenario estimated a 75% probability of an IPO occurring in January 2020 and an equity value of $1.4 billion. The increase in the probability of the IPO scenario was due to the Company’s continued progress towards an IPO with the filing of an amended Registration Statement on October 11 and the anticipated filing of an additional amended Registration Statement on November 1, 2019. The Company applied a DLOM of 7% to arrive at a probability-weighted value of $14.64 per share.

The equity value in the M&A scenario was estimated based on guideline company indications and discussions with management. The M&A scenario estimated a 5% probability of an M&A event occurring in June 2020 and an equity value of $1.5 billion. The Company applied a DLOM of 11% to arrive at a probability-weighted value of $0.94 per share.

In the remain private scenario, the OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 20%

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 9

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

probability of remaining private for a weighted-average period of 2 years and an equity value of $916 million. The Company applied a DLOM of 18.5% and the probability-weighted value of the common stock was determined to be $2.06 per share.

The resulting fair value (sum of IPO scenario, M&A scenario and remain private scenario) was $17.64 per share of common stock on a non-marketable, minority basis.

Stock Options Granted on November 13, 2019

The board of directors granted options to purchase 309,500 shares of the Company’s common stock on November 13, 2019 each having an exercise price of $17.64 per share, which the board of directors determined to be the fair value of common stock on the grant date. The board of directors used the valuation report as of October 25, 2019 to determine the fair value of common stock given its proximity to the option grant date.

During the period from October 25, 2019 to November 13, 2019, there were no significant corporate events or developments other than the filing of the amended Registration Statement on November 1, 2019 which was considered in the October valuation. In the judgment of management, there were no internal or external developments that would indicate that the fair value of the common stock would have increased significantly from October 25, 2019 for the grants on November 13, 2019. Therefore, management determined the estimated fair value of the common stock to be used for stock-based compensation expense purposes for the options granted on November 13, 2019 to be $17.64 per share.

Additional Considerations

In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to: (i) the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the cloud software market discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which certain of the shares underlying stock options will be subject after the Offering.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 10

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including with respect to the October 22, 2019 and November 13, 2019 stock option grants.

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

*        *        *

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 11

Securities and Exchange Commission

Division of Corporation Finance

November 20, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	René Lacerte, President and Chief Executive Officer
John Rettig, Chief Financial Officer
Raj Aji, General Counsel and Chief Compliance Officer
Bill.com Holdings, Inc.

Mark C. Stevens
Dawn H. Belt
Nicolas H. R. Dumont
Fenwick & West LLP

Raj S. Judge
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY BILL.COM HOLDINGS, INC.

BILL.COM - 12